Exhibit 99.2

Associated Estates Realty Corporation
Fourth Quarter 2003
Earnings Release and Supplemental Financial Data



Williamsburg Townhomes
6636 Deerfield Drive
Sagamore Hills, Ohio 44067

Tel: (330) 468-3499
WebSite:www.williamsburgtownhomeapts.com

Williamsburg Townhomes, located in the unique and beautiful Greenwood Village of Sagamore Hills in Northeast Ohio, is a great place to live, play, and relax. Amenities include attached garages, in-suite washers and dryers, woodburning fireplaces, central air, attic storage, loft floor plans, three swimming pools, and a 24-hour fitness center. The leasing center offers residents a complimentary video and DVD library, as well as sporting equipment and mountain bikes. Facilities are available for tennis, sand volleyball, fishing and much more.

Associated Estates Realty Corporation   **Phone:**   (216) 261-5000
5025 Swetland Court   **Fax:**   (216) 289-9600
Richmond Heights, Ohio 44143-1467   **Web Site:**   www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
  and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements. Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements of the Company's supplemental information, including trends which might appear, should not be taken as indicative of future operations. This news release may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks of construction including cost overruns, contractor defaults and contractor delays.



Associated Estates Realty Corporation
Fourth Quarter 2003
Supplemental Financial Data

Table of Contents **Page**

**ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES FOURTH QUARTER RESULTS
AND PREFERRED SHARE DIVIDEND**

Cleveland, Ohio - February 12, 2004 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.04 per common share (basic and diluted) for the fourth quarter ended December 31, 2003 compared with a net loss of $0.17 per common share (basic and diluted) for the fourth quarter ended December 31, 2002.

Funds from operations (FFO) for the quarter were $0.32 per common share (basic and diluted) compared with $0.23 per common share (basic and diluted) for the fourth quarter ended December 31, 2002. A reconciliation of net income to FFO is included on page 9.

Total revenues for the quarter were $40,598,000 compared with $38,320,000 in the fourth quarter of 2002, an increase of 5.9 percent.

The $0.09 per share increase in FFO compared with the fourth quarter of 2002 consists of:

- An increase of approximately $0.02 per share in the contribution from acquisitions and dispositions, primarily as a result of an increase in the contribution from joint venture properties. The actual contribution from acquisitions and dispositions was $0.01 per share in the fourth quarter of 2003 compared with a loss of $0.01 per share in the fourth quarter of 2002.

- An increase of $0.03 per share in the contribution from the Company's same store market-rate and affordable housing portfolio. The actual contribution from the same store market-rate and affordable housing portfolio was $0.29 per share in the fourth quarter of 2003 compared with $0.26 per share in the fourth quarter of 2002.

- An increase of $0.04 per share in the contribution from the Company's management and service operations, primarily as a result of the disposition fees received from an advisory client relating to the sale of two properties, and a net contribution of $0.01 per share from the Company's painting subsidiary. The actual contribution from management and service operations was $0.02 per share in the fourth quarter of 2003 compared with a loss of $0.02 per share in the fourth quarter of 2002.

Segment detail as well as performance by region for the Company's same-store portfolio is included on pages 11 - 16.

Same Store (Market-Rate) Portfolio

Revenues for the quarter from the Company's same store (market-rate) portfolio were up 1.3 percent, and total property operating expenses for the same store (market-rate) portfolio increased 3.1 percent, resulting in a 0.3 percent decrease in net operating income (NOI) compared with the fourth quarter of 2002. Excluding real estate taxes and insurance, same store property operating expenses were flat in the fourth quarter of 2003 compared with the fourth quarter of 2002.

For the fourth quarter, the average rent per unit for the same store (market-rate) properties declined 3.1 percent to $772 per month, while the average net collected rent increased 1.7 percent to $670 per month compared with the fourth quarter of 2002. Physical occupancy was 92.7 percent at the end of the quarter compared with 87.4 percent in the fourth quarter of 2002.

Joint Ventures

On October 17, 2003, the Company sold its partnership interest in Berkley Manor, a 252-unit joint venture property located in Cranberry Township, Pennsylvania. The gain of $1,314,000 on the sale of this joint venture interest is included in the Company's fourth quarter results.

Physical occupancy at a newly constructed 288-unit joint venture development in Orlando, Florida, is currently at 86.5 percent. Stabilized occupancy (93 percent) is targeted for the first quarter of 2004.

Advisory Business

In late December, two client-owned apartment communities were sold as part of the client's strategy to divest certain real estate holdings: a 396-unit community in Alpharetta, Georgia; and a 390-unit community in Sunrise, Florida. Disposition fees as a result of the sale of these properties are included in the Company's fourth quarter results.

In addition, a 256-unit advisory-owned property in Silver Spring, Maryland was sold in the first quarter of 2004. Disposition fees from the sale of this property will be reflected in the Company's first quarter 2004 results.

Year 2003 Results

For the year 2003, the Company reported a loss of $0.85 per share (basic and diluted) compared with a loss of $0.21 per share (basic and diluted) for the year 2002. The results for 2003 include gains on sales of $1,764,000, or approximately $0.09 per share. The results for 2002 include a net gain on property sales of $9,887,000, or approximately $0.52 per share.

FFO for the year 2003 was $0.81 per common share (basic and diluted) compared with $1.03 per common share (basic and diluted) in 2002.

For the year 2003, total revenue was $157,325,000 compared with $162,354,000 in 2002, a decline of 3.1 percent. Total revenue for 2003 reflects a decline of $6,089,000 in fee income and reimbursements compared with 2002.

For the year, same store (market-rate) revenues declined 1.7 percent, total property operating expenses increased 6.3 percent, and net operating income declined 8.9 percent.

Recurring capital expenditures totaled $562 per unit in 2003 compared with $490 per unit in 2002. Details regarding the Company's 2003 capital expenditures are included on page 10.

Outlook

"We are pleased with the trends in occupancy and net collected rent per unit for our same-store portfolio," said Jeffrey I. Friedman, President and CEO. "These improvements reflect the positive impact of many initiatives we implemented during the year, as well as our close watch on controllable expenses."

"We expect these efforts, along with continued property level expense controls, to result in sequential quarterly improvement in our results throughout 2004," said Friedman. "Based on our recent property operating performance, we expect to generate FFO per share in the range of $1.05 to $1.10 for the year 2004," said Friedman. "At these levels, we would expect our funds available for distribution to be approximately $0.71 to $0.76 per share for the year."

Tax Characterization of 2003 Dividend

As reported to shareholders in January 2004, 100 percent of the $0.68 per share dividend paid on the Company's common shares in 2003 is classified as non-taxable return of capital.

Preferred Share Dividend

The Company also announced today that a quarterly dividend of $0.60938 per one-tenth depositary share has been declared on its Class A Cumulative Preferred Shares (NYSE: AECPRA), payable on March 15, 2004 to preferred shareholders of record on March 1, 2004.

Each depositary share represents one-tenth of a share of the Company's 9-3/4% Class A Cumulative Redeemable Preferred Shares.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Twelve Months Ended December 31, 2003
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
OPERATING INFORMATION	2003	2002	2003	2002
Total revenues	$ 40,598	$ 38,320	$ 157,325	$162,354
Property revenues	$ 35,345	$ 34,861	$ 140,055	$139,923
Net (loss) income applicable to common shareholders	$ (842)	$ (3,237)	$ (16,397)	$ (4,006)
Per share:				
Basic	$ (0.04)	$ (0.17)	$ (0.85)	$ (0.21)
Diluted	$ (0.04)	$ (0.17)	$ (0.85)	$ (0.21)
Funds From Operations (FFO) [1]	$ 6,254	$ 4,390	$ 15,675	$ 20,000
FFO per share:				
Basic	$ 0.32	$ 0.23	$ 0.81	$ 1.03
Diluted	$ 0.32	$ 0.23	$ 0.81	$ 1.03
Funds Available for Distribution (FAD) [2]	$ 4,131	$ 3,451	$ 9,877	$ 14,985
Dividends per share	$ 0.17	$ 0.25	$ 0.68	$ 1.00
Payout ratio - FFO	53.1%	108.7%	84.0%	97.1%
Payout ratio - FAD	79.9%	140.3%	133.6%	129.1%
Common dividends - paid	$ 3,310	$ 4,869	$ 13,240	$ 19,462
Preferred dividends - paid	$ 1,371	$ 1,371	$ 5,484	$ 5,485
Service companies expense	$ 897	$ 1,177	$ 3,657	$ 5,641
General and administrative expense	$ 1,239	$ 1,629	$ 6,084	$ 7,016
Interest expense [3]	$ 9,870	$ 10,131	$ 39,608	$ 40,100
Interest coverage ratio [4]	1.77:1	1.57:1	1.57:1	1.61:1
Fixed charge coverage ratio [5]	1.56:1	1.40:1	1.39:1	1.43:1
General and administrative expense to property revenue	3.5%	4.7%	4.3%	5.0%
Interest expense to property revenue	27.9%	29.1%	28.3%	28.7%
Total NOI [6]	19,543	18,637	70,636	75,998
Property NOI [7]	18,644	18,568	68,673	74,171
ROA [8]	7.5%	8.1%	7.5%	8.1%
Same-store market rate revenue increase (decrease)	1.3%	(2.7)%	(1.7)%	(2.1)%
Same-store market rate expense increase	3.1%	1.3%	6.3%	2.0%
Same-store market rate NOI decrease	(0.3)%	(7.5)%	(8.9)%	(5.5)%
Same-store market rate operating margins	52.4%	53.2%	49.9%	53.6%

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

(3) Excludes amortization of financing fees of $276 and $1,151 for the three and twelve months 2003, respectively, and $293 and $1,221 for the three and twelve months 2002, respectively.

(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs.

(5) Represents interest expense and preferred stock dividend payment coverage.

(6) NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

(7) Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

(8) ROA is calculated as trailing twelve month property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2003
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA	December 31, 2003		December 31, 2002	
Net real estate investments	$	661,585	$	683,058
Total assets	$	704,793	$	735,303
Total debt	$	543,496	$	540,498
Minority interest	$	2,172	$	2,972
Preferred stock	$	56,250	$	56,250
Total shareholders' equity	$	121,428	$	150,865
Common shares outstanding		19,479		19,474
Share price, end of period	$	7.31	$	6.75
Total market capitalization[1]	$	768,543	$	760,860
Debt to total assets		77.1%		73.5%

(1) Includes our share of unconsolidated debt of $26,406 and $32,659 as of December 31, 2003 and December 31, 2002, respectively.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2003

PORTFOLIO INFORMATION		
		No. of
Company Portfolio:	Properties	Units
Directly owned:		
Affordable Housing	12	1,246
"Same Store" Market Rate	62	15,828
Joint ventures	4	1,239
Third party managed[1]	30	6,038
Total Company Portfolio	107	24,351

(1) Effective January 31, 2004, the Company assumed management of a 127 unit community located in Sharon, Pennsylvania. Additionally, on January 30, 2004, a client advised property containing 256 units was sold.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Fourth Quarter 2003
(Unaudited; dollar amounts in thousands)

	December 31, 2003	December 31, 2002
ASSETS		
Real estate assets		
Investment in real estate	$ 920,444	$ 910,540
Construction in progress	5,527	5,868
Less: accumulated depreciation	(264,386)	(233,350)
Real estate, net	661,585	683,058
Cash and cash equivalents	2,212	900
Restricted cash	10,889	13,326
Other assets	30,107	38,019
	$ 704,793	$ 735,303
LIABILITIES AND SHAREHOLDERS' EQUITY		
Secured debt	$ 543,391	$ 540,393
Unsecured debt	105	105
Total indebtedness	543,496	540,498
Accounts payable and accrued expenses	37,697	40,968
Total liabilities	581,193	581,466
Operating partnership minority interest	2,172	2,972
Shareholders' equity		
Preferred shares, Class A cumulative, without par value;		
3,000,000 authorized; 225,000 issued and outstanding	56,250	56,250
Common shares, without par value, $.10 stated value; 50,000,000		
authorized; 22,995,763 issued and 19,478,681 and 19,473,576		
outstanding at December 31, 2003 and 2002, respectively	2,300	2,300
Paid-in capital	279,087	279,039
Accumulated distributions in excess of accumulated net income	(184,436)	(154,798)
Less: Treasury shares, at cost, 3,517,082 and 3,522,187 shares		
at December 31, 2003 and 2002, respectively	(31,773)	(31,926)
Total shareholders' equity	121,428	150,865
	$ 704,793	$ 735,303

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Twelve Months Ended December 31, 2003 and 2002
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003	2002	2003	2002
REVENUE				
Rental income	$ 34,398	$ 34,111	$ 136,743	$ 137,028
Fee income and reimbursements	3,758	2,920	14,053	20,142
Other income	2,442	1,289	6,529	5,184
Total revenue	40,598	38,320	157,325	162,354
EXPENSES				
Property operating and maintenance	16,701	16,292	71,382	65,752
Depreciation and amortization	8,643	8,602	34,828	34,431
Direct property management and service companies expenses	3,079	2,891	12,458	18,812
Painting services and charges	1,275	500	2,809	1,792
General and administrative	1,239	1,629	6,084	7,016
Interest expense	10,145	10,359	40,759	40,841
Total expenses	41,082	40,273	168,320	168,644
(Loss) income before gain on disposition of properties, equity in net loss of joint ventures, gain on sale of partnership interest, minority interest and income from discontinued operations	(484)	(1,953)	(10,995)	(6,290)
Gain on disposition of properties	-	11	-	227
Equity in net loss of joint ventures	(286)	(574)	(1,157)	(1,627)
Gain on sale of partnership interest	1,314	-	1,314	-
Minority interest in operating partnership	(15)	(25)	(75)	(324)
Income (loss) before income from discontinued operations	529	(2,541)	(10,913)	(8,014)
Income from discontinued operations:				
Operating loss	-	(149)	-	(167)
Gain on disposition of properties	-	824	-	9,660
Income from discontinued operations	-	675	-	9,493
Net income (loss)	529	(1,866)	(10,913)	1,479
Preferred share dividends	(1,371)	(1,371)	(5,484)	(5,485)
Net (loss) income applicable to common shares	$ (842)	$ (3,237)	$ (16,397)	$ (4,006)
Earnings per common share - basic:				
(Loss) income before income from discontinued operations	$ (0.04)	$ (0.20)	$ (0.85)	$ (0.70)
Income from discontinued operations	-	0.03	-	0.49
Net (loss) income applicable to common shares	$ (0.04)	$ (0.17)	$ (0.85)	$ (0.21)
Earnings per common share - diluted:				
(Loss) income before income from discontinued operations	$ (0.04)	$ (0.20)	$ (0.85)	$ (0.70)
Income from discontinued operations	-	0.03	-	0.49
Net (loss) income applicable to common shares	$ (0.04)	$ (0.17)	$ (0.85)	$ (0.21)
Funds From Operations (FFO) [1]	$ 6,254	$ 4,390	$ 15,675	$ 20,000
Funds Available For Distribution (FAD) [2]	$ 4,131	$ 3,451	$ 9,877	$ 14,985
Weighted average shares outstanding - basic	19,413	19,366	19,401	19,343
Weighted average shares outstanding - diluted	19,413	19,366	19,401	19,343

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
CALCULATION OF FFO AND FAD	2003	2002	2003	2002
Net (loss) income applicable to common shares	$ (842)	$ (3,237)	$ (16,397)	$ (4,006)
Add: Depreciation - real estate assets	7,996	8,007	32,082	31,884
Depreciation - real estate assets - joint ventures	315	377	1,371	1,314
Amortization of joint venture deferred costs	21	-	71	-
Amortization of intangible assets	78	78	312	695
Less: Gain on disposition of properties and partnership interest	(1,314)	(835)	(1,764)	(9,887)
Funds From Operations (FFO) [1]	6,254	4,390	15,675	20,000
Add: Depreciation - other assets	569	563	2,434	2,195
Depreciation - other assets - joint ventures	50	32	243	117
Amortization of deferred financing fees	276	293	1,151	1,221
Amortization of deferred financing fees - joint ventures	19	18	90	47
Less: Fixed asset additions [2]	(3,037)	(1,845)	(9,571)	(8,462)
Fixed asset additions - joint ventures [2]	-	-	(145)	(133)
Funds Available for Distribution (FAD) [3]	$ 4,131	$ 3,451	$ 9,877	$ 14,985
Weighted average shares outstanding - basic	19,413	19,366	19,401	19,343
Weighted average shares outstanding - diluted	19,413	19,366	19,401	19,343
PER SHARE INFORMATION:				
FFO - basic	$ 0.32	$ 0.23	$ 0.81	$ 1.03
FFO - diluted	$ 0.32	$ 0.23	$ 0.81	$ 1.03
Dividends	$ 0.17	$ 0.25	$ 0.68	$ 1.00
Payout ratio - FFO	53.1%	108.7%	84.0%	97.1%
Payout ratio - FAD	79.9%	140.3%	133.6%	129.1%

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions and only reflects the Company's prorata share of recurring joint venture capital additions.

(3) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Twelve Months Ended December 31, 2003 Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 14,785	$ 866
Maintenance personnel labor cost[2]		7,423	435
Total Operating Expenses Related to Repairs and Maintenance		22,208	1,301
CAPITAL EXPENDITURES			
Recurring Capital Expenditures			
Amenities	5	235	14
Appliances	5	827	48
Building improvements[3]	14	2,898	170
Carpet and flooring	5	3,322	195
HVAC and mechanicals	15	659	39
Landscaping and grounds	14	867	51
Office/model	5	13	1
Suite improvements	5	122	7
Miscellaneous	5	81	5
Total Recurring Capital Expenditures - Properties		9,024	530
Corporate capital expenditures[4][5]		547	32
Total Recurring Capital Expenditures		9,571	562
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 31,779	$ 1,863
Total Recurring Capital Expenditures		$ 9,571	
Investment/Revenue Enhancing Expenditures:			
Build out Retail Space	30	66	
Underground parking garage [6]	30	3,852	
Total Investment/Revenue Enhancing Expenditures		3,918	
Non-recurring Expenditures - Siding replacement [6]	30	384	
Grand Total Capital Expenditures		$ 13,873	

(1) Calculated using 17,074, including 1,246 affordable housing and 15,828 same store (market-rate).

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) Includes primarily building exterior work, exterior painting and new roofs.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) Includes $23 of capital lease payments.

(6) Related to a single market-rate asset.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Three Months Ended December 31, 2003				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 32,948	$ 2,397	$ 5,253	$ 40,598
Expenses	(14)	15,673	1,042	4,354	21,055
NOI [(1)]	14	17,275	1,355	899	19,543
Depreciation and amortization	-	7,926	322	395	8,643
General and administrative	-	1,149	90	-	1,239
Interest expense	-	10,086	1	58	10,145
	-	19,161	413	453	20,027
Income (loss) before equity in net loss of joint ventures, gain on sale of partnership interest and minority interest	14	(1,886)	942	446	(484)
Equity in net loss of joint ventures	(128)	(136)	(22)	-	(286)
Gain on sale of partnership interest	1,314	-	-	-	1,314
Minority interest in operating partnership	-	-	-	(15)	(15)
Net income (loss)	1,200	(2,020)	920	431	529
Preferred share dividends	-	(1,177)	(86)	(108)	(1,371)
Net income (loss) applicable to common shares	$ 1,200	$ (3,199)	$ 834	$ 323	$ (842)
Weighted average shares outstanding - basic					19,413
Weighted average shares outstanding - diluted					19,413
FFO per share - basic	$ 0.01	$ 0.23	$ 0.06	$ 0.02	$ 0.32
FFO per share - diluted	$ 0.01	$ 0.23	$ 0.06	$ 0.02	$ 0.32

	Three Months Ended December 31, 2002				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 32,535	$ 2,326	$ 3,459	$ 38,320
Expenses	(7)	15,211	1,089	3,390	19,683
NOI [(1)]	7	17,324	1,237	69	18,637
Depreciation and amortization	-	7,850	311	441	8,602
General and administrative	134	1,376	119	-	1,629
Interest expense	(134)	10,424	1	68	10,359
	-	19,650	431	509	20,590
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	7	(2,326)	806	(440)	(1,953)
Gain on disposition of properties	11	-	-	-	11
Equity in net loss of joint ventures	(427)	(137)	(10)	-	(574)
Minority interest in operating partnership	-	-	-	(25)	(25)
(Loss) income before income from discontinued operations	(409)	(2,463)	796	(465)	(2,541)
Income from discontinued operations	675	-	-	-	675
Net income (loss)	266	(2,463)	796	(465)	(1,866)
Preferred share dividends	(7)	(1,211)	(87)	(66)	(1,371)
Net income (loss) applicable to common shares	$ 259	$ (3,674)	$ 709	$ (531)	$ (3,237)
Weighted average shares outstanding - basic					19,366
Weighted average shares outstanding - diluted					19,366
FFO per share - basic	$ (0.01)	$ 0.21	$ 0.05	$ (0.02)	$ 0.23
FFO per share - diluted	$ (0.01)	$ 0.21	$ 0.05	$ (0.02)	$ 0.23

(1) The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Twelve Months Ended December 31, 2003				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 7,790	$ 122,839	$ 9,426	$ 17,270	$ 157,325
Expenses	5,606	61,505	4,271	15,267	86,649
NOI [1]	2,184	61,334	5,155	2,003	70,676
Depreciation and amortization	500	31,263	1,247	1,818	34,828
General and administrative	498	5,139	447	-	6,084
Interest expense	789	39,728	5	237	40,759
	1,787	76,130	1,699	2,055	81,671
Income (loss) before equity in net loss of joint ventures, gain on sale of partnership interest and minority interest	397	(14,796)	3,456	(52)	(10,995)
Equity in net loss of joint ventures	(527)	(558)	(72)	-	(1,157)
Gain on sale of partnership interest	1,314				1,314
Minority interest in operating partnership	-	-	-	(75)	(75)
Net income (loss)	1,184	(15,354)	3,384	(127)	(10,913)
Preferred share dividends	(289)	(4,535)	(347)	(313)	(5,484)
Net income (loss) applicable to common shares	$ 895	$ (19,889)	$ 3,037	$ (440)	$ (16,397)
Weighted average shares outstanding - basic					19,401
Weighted average shares outstanding - diluted					19,401
FFO per share - basic	$ 0.03	$ 0.56	$ 0.22	$ -	$ 0.81
FFO per share - diluted	$ 0.03	$ 0.56	$ 0.22	$ -	$ 0.81

	Twelve Months Ended December 31, 2002				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 5,537	$ 125,062	$ 9,324	$ 22,431	$ 162,354
Expenses	3,510	58,010	4,232	20,604	86,356
NOI [1]	2,027	67,052	5,092	1,827	75,998
Depreciation and amortization	212	30,904	1,238	2,077	34,431
General and administrative	578	5,926	512	-	7,016
Interest expense	(199)	40,409	194	437	40,841
	591	77,239	1,944	2,514	82,288
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	1,436	(10,187)	3,148	(687)	(6,290)
Gain on disposition of properties	227	-	-	-	227
Equity in net loss of joint ventures	(1,181)	(422)	(24)	-	(1,627)
Minority interest in operating partnership	-	-	-	(324)	(324)
Income (loss) before income from discontinued operations	482	(10,609)	3,124	(1,011)	(8,014)
Income from discontinued operations	9,493	-	-	-	9,493
Net income (loss)	9,975	(10,609)	3,124	(1,011)	1,479
Preferred share dividends	(272)	(4,540)	(338)	(335)	(5,485)
Net income (loss) applicable to common shares	$ 9,703	$ (15,149)	$ 2,786	$ (1,346)	$ (4,006)
Weighted average shares outstanding - basic					19,343
Weighted average shares outstanding - diluted					19,343
FFO per share - basic	$ 0.06	$ 0.79	$ 0.21	$ (0.03)	$ 1.03
FFO per share - diluted	$ 0.06	$ 0.79	$ 0.21	$ (0.03)	$ 1.03

[1] The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service operations at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
"Same Store" Market Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
Revenues					
Rental	$ 32,063	$ 32,460	$ 31,821	$ 31,047	$ 31,788
Other income	885	780	784	790	747
Total Revenue	32,948	33,240	32,605	31,837	32,535
Property Operating and Maintenance					
Expenses					
Personnel	4,373	4,923	4,548	4,309	4,372
Advertising	511	667	689	652	739
Utilities	2,193	2,104	1,883	2,702	2,044
Repairs and maintenance	3,401	3,987	3,833	3,015	2,916
Real estate taxes and insurance	3,922	4,478	4,838	4,530	3,661
Other operating	1,273	1,466	1,440	1,413	1,477
Total Expenses	15,673	17,625	17,231	16,621	15,209
Net Operating Income	$ 17,275	$ 15,615	$ 15,374	$ 15,216	$ 17,326
Operating Margin	52.4%	47.0%	47.2%	47.8%	53.2%
Total Number of Units	15,828	15,828	15,828	15,828	15,828
NOI Per Unit	$ 1,091	$ 987	$ 971	$ 961	$ 1,095
Average Net Collected Per Unit [1]	$ 670	$ 669	$ 657	$ 643	$ 659
Physical Occupancy - End of Period [2]	92.7%	93.7%	91.5%	89.5%	87.4%
Average Economic Occupancy [3]	86.7%	85.7%	82.9%	80.6%	82.7%

(1) Represents gross potential rents less vacancies and allowances.

(2) Is defined as number of units occupied divided by total number of units.

(3) Is defined as potential rent less vacancies and concessions divided by potential rent.

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
Three and Twelve Months Ended December 31, 2003 and 2002

		Three Months Ended December 31,			
		2003		2002	
REVENUE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Revenue	Change	Revenue
Arizona	204	1.3%	1.2%	(5.1)%	1.2%
Florida	1,128	4.6%	9.3%	(6.2)%	9.0%
Georgia	706	1.6%	3.9%	(2.9)%	3.9%
Indiana	836	(1.4)%	5.3%	(5.6)%	5.4%
Metro D.C.	667	0.8%	6.2%	3.8%	6.2%
Michigan	2,888	0.6%	18.8%	(4.8)%	19.0%
North Carolina	276	8.0%	1.5%	(14.0)%	1.4%
Ohio - Central Ohio	3,135	5.1%	18.9%	(4.7)%	18.3%
Ohio - Northeastern Ohio	4,186	0.0%	24.8%	(0.5)%	25.1%
Ohio - Northeastern - Congregate Care	170	(1.9)%	1.0%	(8.7)%	1.0%
Ohio - Toledo, Ohio	1,060	(5.9)%	5.7%	(6.1)%	6.1%
Pennsylvania	468	3.8%	2.5%	(6.9)%	2.5%
Texas	104	(4.1)%	0.9%	3.4%	0.9%
Total "Same Store" Market Rate	15,828	1.3%	100.0%	(2.7)%	100.0%

		Three Months Ended December 31,			
		2003		2002	
EXPENSE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Expense	Change	Expense
Arizona	204	(20.6)%	1.2%	17.0%	1.5%
Florida	1,128	2.7%	9.7%	4.5%	9.7%
Georgia	706	(18.4)%	4.5%	5.5%	5.7%
Indiana	836	0.8%	5.5%	12.2%	5.6%
Metro D.C.	667	(3.4)%	4.2%	12.6%	4.5%
Michigan	2,888	(4.4)%	16.5%	3.5%	17.7%
North Carolina	276	2.5%	1.5%	3.1%	1.5%
Ohio - Central Ohio	3,135	17.8%	17.3%	(11.8)%	15.1%
Ohio - Northeastern Ohio	4,186	8.3%	29.5%	1.6%	28.1%
Ohio - Northeastern - Congregate Care	170	(6.6)%	1.9%	14.2%	2.2%
Ohio - Toledo, Ohio	1,060	(13.7)%	4.5%	0.8%	5.4%
Pennsylvania	468	36.2%	2.8%	2.0%	2.1%
Texas	104	15.2%	0.9%	(13.9)%	0.9%
Total "Same Store" Market Rate	15,828	3.1%	100.0%	1.3%	100.0%

		Three Months Ended December 31,			
		2003		2002	
NOI GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	NOI	Change	NOI
Arizona	204	33.4%	1.2%	(25.7)%	0.9%
Florida	1,128	6.6%	8.9%	(15.2)%	8.3%
Georgia	706	43.6%	3.4%	(16.7)%	2.4%
Indiana	836	(3.5)%	5.1%	(17.7)%	5.3%
Metro D.C.	667	3.0%	8.0%	(0.1)%	7.7%
Michigan	2,888	4.5%	21.0%	(10.4)%	20.0%
North Carolina	276	13.0%	1.6%	(25.5)%	1.4%
Ohio - Central Ohio	3,135	(3.0)%	20.4%	0.5%	21.0%
Ohio - Northeastern Ohio	4,186	(9.0)%	20.5%	(2.6)%	22.5%
Ohio - Northeastern - Congregate Care	170	185.1%	0.1%	(89.8)%	0.0%
Ohio - Toledo, Ohio	1,060	(0.4)%	6.7%	(10.5)%	6.8%
Pennsylvania	468	(17.8)%	2.3%	(12.0)%	2.8%
Texas	104	(17.7)%	0.8%	20.4%	0.9%
Total "Same Store" Market Rate	15,828	(0.3)%	100.0%	(7.5)%	100.0%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
Three and Twelve Months Ended December 31, 2003 and 2002

		Twelve Months Ended December 31,			
REVENUE GROWTH		2003		2002	
Region	No. of	%	% of	%	% of
	Units	Change	Revenue	Change	Revenue
Arizona	204	(2.4)%	1.2%	(11.1)%	1.2%
Florida	1,128	(0.5)%	9.2%	(1.8)%	9.1%
Georgia	706	(2.7)%	3.9%	(6.1)%	3.9%
Indiana	836	(4.2)%	5.4%	0.3%	5.6%
Metro D.C.	667	0.2%	6.2%	5.0%	6.1%
Michigan	2,888	(2.2)%	18.7%	(5.0)%	18.8%
North Carolina	276	(2.6)%	1.5%	(11.6)%	1.5%
Ohio - Central Ohio	3,135	1.1%	18.8%	(3.3)%	18.3%
Ohio - Northeastern Ohio	4,186	(2.6)%	24.7%	1.9%	25.0%
Ohio - Northeastern - Congregate Care	170	(2.6)%	1.0%	(10.7)%	1.0%
Ohio - Toledo, Ohio	1,060	(5.1)%	6.0%	(3.8)%	6.2%
Pennsylvania	468	(0.3)%	2.5%	(6.8)%	2.5%
Texas	104	(1.2)%	0.9%	8.6%	0.8%
Total "Same Store" Market Rate	15,828	(1.7)%	100.0%	(2.1)%	100.0%

		Twelve Months Ended December 31,			
		2003		2002	
EXPENSE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Expense	Change	Expense
Arizona	204	(10.2)%	1.2%	18.0%	1.4%
Florida	1,128	9.4%	9.5%	(4.9)%	9.3%
Georgia	706	(4.1)%	4.7%	1.9%	5.2%
Indiana	836	15.7%	5.7%	9.6%	5.3%
Metro D.C.	667	8.7%	4.4%	2.0%	4.3%
Michigan	2,888	0.8%	16.6%	4.5%	17.5%
North Carolina	276	8.7%	1.5%	(0.1)%	1.5%
Ohio - Central Ohio	3,135	6.9%	17.2%	(1.1)%	17.1%
Ohio - Northeastern Ohio	4,186	7.5%	28.5%	2.0%	28.2%
Ohio - Northeastern - Congregate Care	170	(2.5)%	1.8%	9.0%	2.0%
Ohio - Toledo, Ohio	1,060	7.5%	5.2%	5.2%	5.2%
Pennsylvania	468	26.4%	2.8%	5.0%	2.4%
Texas	104	10.9%	0.9%	(3.4)%	0.6%
Total "Same Store" Market Rate	15,828	6.3%	100.0%	2.0%	100.0%

		Twelve Months Ended December 31,			
		2003		2002	
NOI GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	NOI	Change	NOI
Arizona	204	8.3%	1.1%	(33.4)%	1.0%
Florida	1,128	(9.7)%	8.9%	1.3%	8.9%
Georgia	706	(0.5)%	3.0%	(17.2)%	2.7%
Indiana	836	(20.3)%	5.1%	(6.1)%	5.9%
Metro D.C.	667	(4.0)%	8.1%	6.6%	7.7%
Michigan	2,888	(4.6)%	21.0%	(11.3)%	20.1%
North Carolina	276	(12.4)%	1.5%	(19.6)%	1.5%
Ohio - Central Ohio	3,135	(3.6)%	20.4%	(4.9)%	19.3%
Ohio - Northeastern Ohio	4,186	(14.2)%	20.7%	1.7%	22.0%
Ohio - Northeastern - Congregate Care	170	(3.7)%	0.2%	(64.8)%	0.2%
Ohio - Toledo, Ohio	1,060	(13.4)%	6.7%	(9.0)%	7.1%
Pennsylvania	468	(22.0)%	2.3%	(14.6)%	2.6%
Texas	104	(10.2)%	1.0%	19.8%	1.0%
Total "Same Store" Market Rate	15,828	(8.9)%	100.0%	(5.5)%	100.0%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
As of December 31, 2003 and December 31, 2002

RENTAL

| | No. of Units | Average Age[4] | Net Rent Collected per Unit [1] | | | Physical Occupancy [2] | | Turnover Ratio [3] | |
			Q4 2003	Q4 2002	% Change	Q4 2003	Q4 2002	Q4 2003	Q4 2002
Arizona	204	14	$ 632	$ 623	1.4%	95.1%	94.1%	54.9%	39.2%
Florida	1,128	7	887	885	5.0%	90.7%	89.3%	56.0%	55.3%
Georgia	706	16	605	587	3.1%	96.5%	84.6%	37.4%	56.1%
Indiana	836	8	685	691	(0.9)%	93.7%	90.4%	49.3%	54.5%
Metro D.C.	667	17	1,002	997	0.5%	94.2%	92.7%	56.4%	55.8%
Michigan	2,888	13	692	684	1.2%	95.5%	89.2%	47.2%	52.9%
North Carolina	276	9	594	543	9.4%	93.5%	78.3%	43.5%	60.9%
Ohio - Central Ohio	3,135	11	646	616	4.9%	94.4%	88.5%	50.7%	51.0%
Ohio - Northeastern Ohio	4,186	16	604	605	(0.2)%	91.5%	86.6%	41.5%	43.9%
Ohio - Northeastern - Congregate	170	21	651	665	(2.1)%	69.4%	65.9%	21.2%	11.8%
Ohio - Toledo, Ohio	1,060	22	579	601	(3.7)%	87.0%	85.3%	32.1%	50.2%
Pennsylvania	468	17	575	566	1.6%	88.0%	77.4%	47.9%	48.7%
Texas	104	10	878	928	(5.4)%	95.2%	94.2%	38.5%	50.0%
Total/Average "Same Store"									
Market Rate	15,828	14	$ 670	$ 659	1.7%	92.7%	87.4%	45.8%	49.9%

(1) Represents gross potential rents less vacancies and allowances.

(2) Represents physical occupancy at the end of the quarter.

(3) Represents the number of units turned over for the period, divided by the number of units in the region, annualized.

(4) Age shown in years.

Associated Estates Realty Corporation
Debt Structure and Share Analysis as of December 31, 2003
(Dollar and share amounts in thousands)

	Balance Outstanding December 31, 2003	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Unsecured	$ 105	0.0%	6.9%
Secured	480,646	88.6%	7.7%
Total fixed rate debt	480,751	88.6%	7.7%
VARIABLE RATE DEBT			
Secured lines of credit	5,000	0.9%	2.8%
Secured	57,745	10.5%	4.4%
Total variable rate debt	62,745	11.4%	4.3%
TOTAL DEBT	$ 543,496	100.0%	7.3%
Interest coverage ratio [1]	1.57:1		
Fixed charge coverage ratio [2]	1.39:1		
Weighted average maturity	5.5 years		

SCHEDULED PRINCIPAL MATURITIES			
	Unsecured	Secured	Total
2004[3]	$ 105	$ 22,462	$ 22,567
2005	-	28,362	28,362
2006	-	11,625	11,625
2007	-	83,333	83,333
2008	-	41,740	41,740
Thereafter	-	355,869	355,869
Total	$ 105	$ 543,391	$ 543,496

	Quarter Ended December 31,		Twelve Months Ended December 31,	
	2003	2002	2003	2002
CAPITALIZED INTEREST				
Interest capitalized	$ -	$ (42)	$ (29)	$ (869)
INTEREST RATE SWAP				
Amortization of termination fee [4]	$ (119)	$ (119)	$ (476)	$ (476)
Interest rate swap expense	(233)	(195)	(896)	(442)
Total	$ (352)	$ (314)	$ (1,372)	$ (918)

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs.

(2) Represents interest expense and preferred stock and restricted stock dividend payment coverage.

(3) Includes the scheduled maturity on one of the Company's line of credit, the outstanding balance of which was $5.0 million at December 31, 2003.

(4) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $39,693 per month or $476,317 per year.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Three and Twelve Months Ended December 31, 2003 and 2002
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	December 31, 2003	December 31, 2002
Real estate, net	$ 77,898	$ 91,046
Other assets	3,266	2,077
	$ 81,164	$ 93,123
Amount payable to the Company	$ 152	$ 112
Mortgage payable	61,769	68,852
Other liabilities	949	3,238
Equity	18,294	20,921
	$ 81,164	$ 93,123

Beneficial Interest in Operations				
	Three Ended December 31,		Twelve Months Ended December 31,	
	2003	2002	2003	2002
Revenue	$ 1,063	$ 699	$ 3,521	$ 4,217
Cost of operations	594	481	2,220	2,927
Revenue less cost of operation	469	218	1,301	1,290
Interest income	1	-	3	6
Interest expense	(321)	(303)	(1,267)	(1,296)
Depreciation - real estate assets	(295)	(247)	(975)	(895)
Depreciation - other	(50)	(27)	(224)	(106)
Amortization of deferred costs	(21)	-	(71)	-
Amortization of deferred financing fees	(18)	(18)	(77)	(47)
Discontinued Operations:				
Results of operations	(50)	(197)	(297)	(579)
Gain on sale of property	-	-	450	-
Net (loss) income	(285)	(574)	(1,157)	(1,627)
Add:				
Depreciation - real estate assets	315	378	1,371	1,314
Amortization of deferred costs	21	-	71	-
Less:				
Gain on sale of property	-	-	(450)	-
Funds From Operations (FFO) [1]	$ (51)	$ (196)	$ (165)	$ (313)

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable Housing)	108	$ 3,786	$ 1,893	11/1/2023
Idlewylde Phase I (49.0% Market Rate)	308	16,836	8,250	5/31/2005
Idlewylde Phase II (49.0% Market Rate) [2]	535	25,527	12,508	12/10/2005
Courtney Chase (24.0% Market Rate) [3]	288	15,620	3,755	6/1/2005
Total joint venture debt	1,239	$ 61,769	$ 26,406	

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.
(2) The Company has guaranteed the payment of the total loan which is for a maximum of $26.0 million.
(3) The Company has guaranteed the payment of the total loan which is for a maximum of $15.8 million.